June 8, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER UPDATES LOS POZOS AND SANTA MARGARITA DEVELOPMENT,
PLUS RAYAS DEEP DRILLING PROGRAM AT GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is pleased to report on the progress of underground development at the Los Pozos and Santa Margarita Zones, as well as the underground drilling program in the Rayas area of the Guanajuato mine.

Development on the Los Pozos structure at the 345 level has exposed the zone along 60 metres of strike length (see plan map on the Company’s website at www.greatpanther.com). Four cross cuts have defined the Los Pozos Zone as having an average horizontal width of approximately 10.4 metres (7.3 metres True Width (“TW”)). Chip channel sampling of the four cross cuts ranges from 12.5 metres (8.8 metres TW) grading 3.27g/t gold and 958g/t silver (X-cut 356N) to 9.5 metres (6.7 metres TW) grading 0.57g/t gold and 155g/t silver (X-cut 315N).

Six new underground drill holes, UT09-100 to 101 and UGC10-018 to 021, were completed (see new plan and section maps) both above and below the 345 level in the Los Pozos structure. Underground drilling at Los Pozos is being conducted at 25-metre centres (along strike and down dip) to define the zone for imminent mineral resource calculation and mine planning. At least four more sections will be drilled above and below the 345 level before proceeding to the 390 level to continue the downward projection of Los Pozos. Highlights from the drilling to date, on section 325N, include 10.48 metres @ 1.41g/t gold and 452g/t silver in hole UG10-100; on section 350N, highlights include 10.35 metres @ 0.84g/t gold and 265g/t silver in hole UGC10-018; 8.3 metres @ 0.48g/t gold and 168g/t silver in hole UGC10-019, and 17.55 metres @ 0.93g/t gold and 292g/t silver in hole UGC10-020 (see table below, and section and longitudinal maps on Company website). Ramping is continuing down from the 310 sub-level to the 345 level.

Los Pozos Drilling Highlights:

Hole	From (m)	To (m)	Width (m)	TW (m)	Au (g/t)	Ag (g/t)
UGC10-018	26.95	37.30	10.35	10.35	0.84	265
UGC10-019	26.45	34.75	8.30	8.00	0.48	168
UGC10-020	37.30	54.85	17.55	14.40	0.93	292
UG10-100	6.20	16.68	10.48	10.48	1.41	452

Development on the gold-rich Santa Margarita structure in the Rayas area of the mine has been conducted by ramping in the mineralization. Further to the last news release on Santa Margarita (January 25, 2010), channel sampling along another “leg” of the ramp (see new map on GPR website) has returned a strike length of 34 metres grading 21.0g/t gold and 33g/t silver over a ramp width of 3.45 metres (2.5 metres TW). The ramp is presently at the 435 level where a sub-level will be developed to begin exploitation.

New underground equipment has been acquired for Guanajuato to support increased development and production. The Los Pozos Zone has been fully equipped for mechanized cut-and-fill mining with a new drill jumbo, a new scissor deck utility truck as well as recently acquired 3.5 -yard loaders. The access ramp is being extended from the 310 level to the 345 level and will be extended to the 390 level, while stope preparation is well underway on the 310 and 298 levels. At Santa Margarita, a new 2-yard loader has been acquired to facilitate greater development advance and stope preparation in this gold-rich zone. Production from both areas is expected to improve significantly in the second half of 2010 to support the year-on-year increase of at least 20% from the Guanajuato operations.

The initial phase of approximately 12,000 metres of underground drilling in the Rayas area began in February 2010. Initial drilling targeted at the Veta Madre structure on section 100S also intersected the Santa Margarita structure at the 450 level down to the 540 level. To date, sections 100S and 150S have been drilled with some excellent values in both the Santa Margarita and the Veta Madre veins (see table below, and longitudinal and cross section maps on the Company’s website). Highlights from the Santa Margarita drilling on section 100S include 3.06 metres @ 6.16g/t gold and 6g/t silver along with a footwall zone of 2.00 metres @ 3.00g/t gold and 6g/t silver in hole EUG10-038; 3.23 metres @ 7.93g/t gold and 11g/t silver in hole EUG10-040 along with a footwall zone of 2.97 metres @ 3.13g/t gold and 14g/t silver; and 1.82 metres @ 18.63g/t gold and 25g/t silver in hole EUG10-041. These three holes represent a vertical extension of the Santa Margarita vein of approximately 80 metres below the current ramp development.

Highlights from the Santa Margarita drilling on section 150S include 5.0 metres @ 8.62g/t gold and 46g/t silver in hole EUG10-042, and 1.43 metres @ 1.78g/t gold and 516g/t silver in hole EUG10-045. Hole EUG10-043, on section 150S, also intersected 3.14 metres @ 1.00g/t gold and 400g/t silver in the Veta Madre structure. The Rayas drilling is now on section 200S and will continue southeast through areas of known economic significance in the Veta Madre Zone.

Rayas Area Drilling Highlights:

Hole	From (m)	To (m)	Width (m)	TW (m)	Au (g/t)	Ag (g/t)	Zone
EUG10-038	156.94	160.00	3.06	2.96	6.16	6	S.M.
	162.00	164.00	2.00	1.93	3.00	6	S.M. F.W.
EUG10-040	156.10	159.33	3.23	2.93	7.93	11	S.M.
	163.00	165.97	2.97	2.69	3.13	14	S.M. F.W.
	177.72	178.80	1.08	0.98	1.53	24	V.M.
	183.02	183.98	0.96	0.87	1.48	312	V.M.
EUG10-041	157.79	159.61	1.82	1.82	18.63	25	S.M.
EUG10-042	165.00	170.00	5.00	4.53	8.62	46	S.M.
EUG10-043	175.95	179.09	3.14	3.03	1.00	400	V.M.
EUG10-044	161.70	163.00	1.30	1.30	0.35	110	S.M.
EUG10-045	173.40	174.83	1.43	1.38	1.78	516	S.M.

“We are very encouraged by these early results from the underground drilling and development that are ongoing in the Los Pozos and Santa Margarita Zones”, stated Robert Archer, president & CEO. “The continuity of silver and gold mineralization will allow us to construct a new mineral resource estimate and provide greater definition for our mine plan in these areas.”

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Assaying of core and underground channel samples is done in the Guanajuato Mine on-site laboratory operated independently by SGS. A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the core sampling sequence. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer
President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.